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                                                                      EXHIBIT 7


                                   FORM OF

                                  AGREEMENT

        THIS AGREEMENT between LIQUID CARBONIC INDUSTRIES CORPORATION and Subsidiaries, a Delaware corporation ("LCI"), and ___________________ ("Executive"), dated this ___ day of ___________, 198_.


                               WITNESSETH THAT

        WHEREAS, LCI wishes to attract and retain well-qualified executives and both LCI and the Executive desire continuity of management in the event of any Change in Ownership of LCI;

        NOW, THEREFORE, it is hereby agreed by and between the parties as follows:

            1. Effective Date. The "Effective Date" of this Agreement shall be the date on which a Change in Ownership of LCI (as defined in Section
        2) occurs.

            2. Change in Ownership. The term "Change in Ownership" shall mean the occurrence of an event pursuant to which

                (a) the ultimate right to elect directors of LCI is not exercisable by CBI Industries, Inc. ("CBI") or another entity which directly or indirectly acquires stock of LCI in a leveraged buy-out in which the senior management of CBI participates, or

                (b) Continuing Directors, as defined in that certain Rights
            Agreement dated March 4, 1986, between CBI and Morgan Guaranty Trust Company of New York as rights agent, cease to comprise a majority of the board of directors of CBI at a time when LCI, directly or indirectly, is a subsidiary or CBI.


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        3.  Employment.  LCI hereby agrees that if the Executive continues as an employee of LCI from the date of execution hereof until the Effective Date, LCI shall continue the Executive in its employ for the period commencing on the Effective Date and ending on the earlier to occur of the second anniversary of such date or the 65th birthday of the Executive (the "Employment Period"), to exercise such authority and perform such executive duties as are requested of him by LCI, which authority and duties shall be commensurate with the authority being exercised and duties being performed by the Executive immediately prior to the Effective Date. The Executive shall perform such requested services at the location where the Executive was employed immediately prior to the Effective Date, except for required travel on LCI's business to an extent substantially consistent with the Executive's business travel obligations prior to the Effective Date. The Executive agrees that while an employee during the Employment Period he shall, to the extent required, devote substantially all of his business time to his executive duties as described herein and perform such duties faithfully and efficiently.

        4. Compensation, Compensation Plans, Benefits. During the Employment Period, the Executive shall be compensated as follows:

            (a) He shall receive an annual salary (to be paid in installments in the manner customary prior to the Effective Date) which is not less than his rate of annual salary in effect immediately prior to the Effective Date, increased on each January 1 within the remainder of the Employment Period by at least the greater of (i) the average annual percentage salary increase for the Executive during the period of three full calendar years immediately preceding the Effective Date, or (ii) the percentage increase in the Implicit Price Deflator for Gross National Product for the calendar year immediately preceding such January 1, as published by the United States Department of Commerce in its Survey of Current Business in December of each year, over such Implicit Price Deflator for the calendar year next preceding such year.

            (b) He shall be awarded and receive bonus and other incentive compensation for each calendar year (or other applicable bonus or incentive


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        compensation period) any part of which is included in the Employment
        Period, which in the aggregate shall not in value be a lesser percentage of his annual salary, as determined in subsection (a) above, for such calendar year (or period), than the aggregate bonus and other incentive compensation during the period of three full calendar years immediately preceding the Effective Date was of the Executive's aggregate base salary for such three year period.

            (c) He shall be entitled to receive all employee benefits to the extent of the greater of the employee benefits provided by LCI to executives with comparable duties or the employee benefits to which he was entitled immediately prior to the Effective Date.

            (d) During any period that Executive is unable to perform the services for LCI specified in Section 3, whether as a result of total disability or as a result of a physical or mental disability that is not total or is not permanent and therefore is not a total disability, Executive shall continue to receive base salary at the rate in effect at the commencement of any such period, together with all other compensation and benefits that are payable under this Agreement.

        5. Termination. The term "Termination" shall mean the occurrence during the Employment Period of:

            (a) termination by LCI of the employment of the Executive for any reason other than (i) death, (ii) physical or mental incapacity which would entitle Executive to permanent disability benefits under LCI's appropriate plans, or (iii) a willful and material breach of this Agreement by the Executive which causes a direct and substantial injury to LCI or to its business, which is not cured by Executive within 30 days after receiving written notice of such breach and reasonable directions for cure from LCI; or

            (b) the resignation of the Executive from his employment upon 30 days written notice to LCI at any time following (i) a significant change in


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        the nature or scope of the Executive's authorities or duties from those described in Section 3, a reduction in total compensation from that provided in Section 4, or the breach by LCI of any other provision of this Agreement, which change, reduction or breach is not restored or cured by LCI within 30 days after receiving written notice of such change, reduction or breach and reasonable directions for restoration or cure from the Executive; or (ii) a reasonable determination by the Executive that, as a result of the Change in Ownership and a change in circumstances thereafter significantly affecting his position, he is unable to exercise the authorities, powers, functions or duties attached to his position as contemplated by
        Section 3.

        A Termination as contemplated by this Section 5, whether or not a breach of this Agreement by LCI, shall entitle the Executive to Termination benefits as provided by this Agreement. Nothing in this Agreement shall prevent the Executive from voluntarily resigning from his Employment upon 90 days written notice to LCI under circumstances which do not constitute Termination as defined in this Section 5, and no such resignation shall be deemed a breach of this Agreement by the Executive.

        6. Termination Payment. In the event of Termination of Executive during the Period of Employment, LCI shall pay to the Executive a lump sum amount equal (without discount to present value) to the sum of the amounts determined in accordance with subsections (a), (b), (c) and (d) below, and provide the additional benefits described in subsections (w), (x), (y) and (z) below:

            (a) An amount equal to the aggregate salary which would have been paid to the Executive during the remainder of the Employment
        Period if he had received the base salary specified by Section 4(a) above, increased by assuming the salary increase on each January 1 during the remainder of the Employment Period to be the greatest of the average annual percentage salary increase or the percentage increase in the Implicit Price Deflator, whichever is applicable, as of any January 1 within the three calendar years including or preceding the Termination date.



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            (b)  Bonus and incentive compensation for any calendar year (or other applicable bonus or incentive compensation period) ending prior to the Termination date but not previously paid.

            (c) An amount equal to the aggregate bonus and incentive compensation which would have been paid to the Executive during each calendar year (or other applicable bonus or incentive compensation period) any part of which is included in the remainder of the Employment Period if he had received bonus and incentive compensation for any such year (or period) in the minimum amount specified by
        Section 4(b) based on his increased salary determined under subsection
        (a) above; provided, however, that in the event any bonus year (or period) extends beyond the end of the Employment Period, bonus or other incentive compensation for such year (or period) shall be pro-rated in proportion to the number of days within and without the Employment Period.

            (d) In the event any shares of CBI common stock (or other securities into which such shares may have been converted) previously awarded to Executive under any restricted stock award plans of CBI or separate agreements between Executive and CBI are forfeited by reason of such Termination, an amount in cash equal to the fair market value of such forfeited common stock (or other securities) as of the date of Termination. The rights afforded to Executive under this subsection (d) are without prejudice to any other rights Executive has to shares of CBI common stock (or other securities) under such plans or agreements or by reason of the action of the CBI Board of Directors heretofore taken in causing restrictions on such shares to be removed under certain circumstances including Termination of the Executive.

        LCI shall also provide to the Executive:

            (w) In addition to the benefits provided under any pension beneift plan or benefit restoration plan (whether or not funded or qualified under the Internal Revenue Code) maintained by LCI ("Retirement Plans"), the difference (the "Benefit Enhancement") between such benefits and the



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        benefits (the "Enhanced Benefits") that would have been provided under such Retirement Plans if Executive had remained in the employ of LCI throughout the Employment Period at the salary determined under subsection (a) above accruing additional age and service credits under such Retirement Plans accordingly. If after giving effect to such additional age and service credit Executive shall not have the necessary age or credited service at the end of the Employement Period to qualify under the LCI Pension Plan (the "Pension Plan") for an early retirement pension, the Enhanced Benefits under this subsection (w) shall nevertheless include an early retirement pension under the Pension Plan beginning upon Executive attaining age 55 or upon the date Executive would have attained 30 years of credited service had Executive remained continuously employed by LCI but for Termination (whichever occurs first) (the "Enhanced Early Retirement Pension").
        The Enhanced Early Retirement Pension shall be payable to the Executive or to the spouse of the Executive (if applicable) commencing at the time Executive attains (or would have attained) age 55 or would have otherwise attained 30 years of credited service as provided aforesaid (whichever occurs first). The Enhanced Early Retirement Pension shall only be subject to reduction at the rate of four (4) percentum for year year by which the Executive's age is less than age 65 or the Executive's credited service is less than 40 years, whichever produces the lesser reduction, pursuant to the first sentence of Section 4.1.3 of the Pension Plan (as in effect on the date hereof). If Executive shall die after the end of the Employment Period but before the date the Enhanced Early Retirement Pension is payable, the spouse of Executive shall be entitled to an enhanced survivor's pension under the Pension Plan as if Executive had died as an employee of LCI, giving effect to service through the date of Executive's death and Executive's earnings through the end of the Employment Period. Such Benefit Enhancement will be paid beginning on the date the Enhanced Benefits would have commenced and thereafter concurrently with the benefits actually provided under such Retirement Plans. Nothing in this subsection (w) shall prevent the actual commencement of benefits under any Retirement Plan, and the Benefit Enhancements required by this subsection (w), before the end of the Employment Period to the extent required or permitted under the terms of the applicable Retirement Plan, giving effect to the additional age and service credit required by this subsection (w).




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            (x)  Participation in or coverage by all other employee benefits, including, but not limited to, coverage under any health or medical benefit insurance, plans, or arrangements, supplemental survivors' benefit plans, or life insurance arrangements or programs, to the same extent to which he would have been entitled under all employee benefit plans, programs, arrangements or practices maintained by LCI if he had remained in the employ of LCI through the Employment Period at the salary determined under subsection (a) above.

            (y)  Continuation of disability income benefits pursuant to
        Section 4(d) for so long as any disability may continue without regard to the Termination of the Employment Period.

            (z) Within 30 days after each written request therefor by the Executive, cash advances or reimbursement for any fees or expenses actually incurred or reasonably expected to be incurred by the Executive in seeking other employment, including without limitation all travel and relocation expenses and all fees charged by any executive recruitment firm or firms or employment consulting or counseling firm or firms selected by the Executive in his sole discretion.

The amount of Termination payments described in subsections (a), (b), (c) and
(d) of this Section 6 shall be determined and paid in a lump sum within 30 days of the Termination date by cashier's check or certified check of LCI or any of its affiliated corporations delivered to Executive together with such calculations, worksheets, or other information as may be necessary or appropriate to ascertain the currectness of the computation of such amount and, if applicable, of any reduction pursuant to Section 7. Any Termination payment (or the value thereof) not paid on or before the date provided therefor by this
Section 6 shall bear interest after such date until paid at a rate per annum during each month such amount remains unpaid of five percentage points in excess of the prime rate as publicly announced by the First National Bank of Chicago or its successor from time to time as in effect on the first day of each such month.



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        7.  Overall Limitations.  Solely for the purposes of the computation of benefits under this Agreement and notwithstanding any other provisions hereof, payments to any Executive under this Agreement shall be reduced (but not below zero) so that the present value, as determined in accordance with Section 280G(d)(4) of the Code, of such payments plus any other payments that must be taken into account for purposes of any computation relating to Executive under
Section 280G(b)(2)(A)(ii) of the Code, shall not, in the aggregate, exceed 2.99 times Executive's "base amount," as that term is defined in Section 280G(b)(3) of the Code. Notwithstanding any other provision hereof, no reduction in payments under the limitation contained in the immediately preceding sentence shall be applied to payments hereunder which do not constitute "excess parachute payments" within the meaning of the Code. Any payments in excess of the limitation of this Section 7 or otherwise determined to be "excess parachute payments" made to Executive hereunder are deemed to be overpayments which shall constitute an amount owing from the Executive receiving them to LCI with interest from the date of receipt by the Executive to the date of repayment (or offset) at the applicable federal rate under Section 1274(d) of the Code, compounded semi-annually, which shall be payable to LCI upon demand; provided, however, that no repayment shall be required under this sentence if in the written opinion of tax counsel satisfactory to the Executive and delivered to the Executive and LCI such repayment does not allow such overpayment to be excluded for federal income and excise tax purposes from the Executive's income for the year of receipt or afford the Executive a compensating federal income tax deduction for the year of repayment.

        8. Non-Competition. Whether or not a Termination occurs, the Executive agrees to continue all non-competition and confidentiality provisions, as specified in any other agreement in effect on the Effective Date between the Executive and LCI relating to confidential information, during (and to the extent specified in such agreement, after) the Employment Period.

        9. Mitigation. The Executive shall not be required to mitigate the amount of any payment provided for under this Agreement by seeking other employment or otherwise; provided, however, that if during the Employment Period Executive accepts other employment in a position substantially equivalent to or


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better than the position held by him with LCI, current cash compensation actually received by the Executive during the Employment Period from such other employment shall be applied to reduce Termination payments otherwise due under subsections (a) and (c) of Section 6 of this Agreement.

        10. Legal Fees and Expenses. It is the intent of LCI that no Executive be required to incur the expenses associated with the enforcement of his rights under this Agreement by litigation or other legal action because the cost and expense thereof would substantially detract from the benefits intended to be extended to the Executive hereunder. Accordingly, if it should appear to the Executive that LCI has failed to comply with any of its obligations under this Agreement, or in the event that LCI or any other person takes any action to declare this Agreement void or unenforceable, or institutes any litigation designed to deny, or to recover from, the Executive the benefits intended to be provided to Executive hereunder, LCI irrevocably authorizes Executive from time to time to retain counsel of his choice, at the expense of LCI as hereafter provided, to represent Executive in connection with the initiation or defense of any litigation, arbitration or other legal action, whether by or against LCI or any director, officer, stockholder or other person affiliated with LCI, in any jurisdiction. LCI shall advance to the Executive within 30 days after each written request therefor any and all attorneys' and related fees and expenses actually incurred or reasonably expected to be incurred by the Executive in any such proceeding or otherwise as a result of LCI's failure to perform this Agreement or any provision hereof or as a result of LCI or any person contesting the validity or enforceability of this Agreement or any provision hereof; provided, however, that to the extent the Executive does not prevail in any such litigation, arbitration, or other legal action, the Executive shall repay to LCI the amount (without interest) of such attorney's fees and related fees and expenses previously advanced.

        11. Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and if sent by registered or certified mail to the Executive at the last address he has filed in writing with LCI or, in the case of LCI, at its principal executive offices.


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        12.  Non-Alienation.  The Executive shall not have any right to pledge, hypothecate, anticipate or in any way create a lien upon any amounts provided under this Agreement; and no benefits payable hereunder shall be assignable in anticipation of payment either by voluntary or involuntary acts, or by operation of law.

        13. Governing Law. The provisions of this Agreement shall be construed in accordance with the laws of the State of Illinois.

        14. Amendment. This Agreement may be amended or cancelled by mutual agreement of the parties in writing without the consent of any other person and, so long as the Executive lives, no person, other than the parties hereto, shall have any rights under or interest in this Agreement or the subject matter hereof.

        15. Successors to the Company. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of LCI and any successor of LCI.

        16. Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect.

LIQUID CARBONIC INDUSTRIES CORPORATION

                                          --------------------------------------
                                          Executive


                                          Title:
                                                --------------------------------



By:
   -----------------------------------

Title:
      --------------------------------

ATTEST:
       -------------------------------





--------------------------------------
[SEAL]




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                                   FORM OF

                          ADDENDUM TO AGREEMENT AND

           ASSIGNMENT OF SUPPLEMENTAL SURVIVOR'S BENEFIT AGREEMENT


        THIS ADDENDUM dated this __ day of _________, 198_, to the Agreement between Liquid Carbonic Industries Corporation, a Delaware corporation ("Liquid") and ____________________________ ("Executive") of even date herewith (the "Agreement"):

                               WITNESSETH THAT

        WHEREAS, the Executive and CBI Industries, Inc., a Delaware corporation ("CBI") previously have executed that certain Supplemental Survivor's Benefit Agreement (the "Survivor's Agreement") dated _________, 198_; and

        WHEREAS, the Executive is willing to consent to an assignment of the Survivor's Agreement from CBI to Liquid, and, further, the Executive and Liquid, upon such assignment, mutually desire to modify the Survivor's Agreement;

        NOW THEREFORE, in consideration of the mutual execution of the Agreement and the premises thereof, it is agreed by and between CBI, Liquid and the Executive as follows:

        1. CBI hereby assigns to Liquid, and Liquid hereby accepts, all of CBI's rights, duties and obligations under the Survivor's Agreement, and the Executive hereby consents to such assignment and releases CBI from any further duties or obligations under the Survivor's Agreement.

        2.     As between Liquid and the Executive:

               (a) For all purposes of the Survivor's Agreement, "the Company" shall henceforth be Liquid.

               (b) Reference in the Survivor's Agreement to the "CBI Pension Plan" in the description of "Integrated Benefit" shall henceforth be a reference to the "Liquid Carbonic Pension Plan."

               (c) For purposes of the Agreement, a Termination of the Executive during the Employment Period shall be deemed a "Retirement" under the Survivor's Agreement entitling the Executive in the event of his death thereafter to the "Post-Retirement Benefit" thereunder, notwithstanding that Executive may no longer be employed by Liquid nor except as may otherwise be provided by the Agreement be retired for purposes of the Liquid Carbonic Pension Plan.



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                                                         Addendum and Assignment



        IN WITNESS WHEREOF, the parties have caused this document to be executed on the date first above written.


                                  Executive:
                                            ------------------------------------

                                  Title:
                                        ----------------------------------------


                                  CBI INDUSTRIES, INC.


                                  By:
                                     -------------------------------------------

                                  Title:
                                        ----------------------------------------

ATTEST:


--------------------------
Secretary

                                  LIQUID CARBONIC INDUSTRIES CORPORATION


                                  By:
                                     -------------------------------------------

                                  Title:
                                        ----------------------------------------

ATTEST:


--------------------------

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